UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	April 28, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2008 annual general meeting of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai International Airport Hotel （上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 9:30 a.m. on Saturday, 13 June 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 April 2009 (the “Circular”)):

ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve the report of the Board for the year 2008.”

2.	“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2008.”

3.	“THAT, to consider and approve the audited financial statements and the auditors’ reports for the year 2008.”

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2008 (Note 1).”

5.
“THAT, to consider and approve the re-appointments of (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2009 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2009, and to authorise the Board to determine and finalise their remuneration.”

6.	“THAT, to consider and approve, the resignation of Mr. Peter Lok as the independent non-executive director of the Company.”

7.	“THAT, to consider and approve, the appointment of Mr. Sandy Ke-Yaw Liu 劉克涯先生(“Mr. Liu”) as the independent non-executive director of the Company.”

Please refer to note 8 of this notice for biographical details of Mr. Liu.

 SPECIAL RESOLUTIONS

8.
“THAT, the proposed amendments to the Articles of Association as set out in Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

9.	“THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“Domestic Shares”) and overseas listed foreign shares (“Foreign Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)
the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

	(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

	(ii)	the expiration of the 12-month period following the passing of this special resolution; or

	(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)
contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

As at the date hereof, the Directors are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
28 April 2009

Notes:

1.	Profit distribution proposal for the year ended 31 December 2008

The Board does not recommend the payment of dividend for the financial year ended 31 December 2008.

2.	Persons entitled to attend the AGM

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, respectively, at the close of business on Tuesday, 12 May 2009 will be entitled to attend the AGM upon completion of the necessary registration procedures.

3.	Registration procedures for attending the AGM

(1)
Holders of the Company’s A Shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86-21-62686116 ) (for the attention of the Secretary Office of the Board of Directors) by 4:00 p.m. on Friday, 22 May 2009 (if in person or by facsimile) or between Thursday, 14 May 2009 to Friday, 22 May 2009 (if by post).  In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(2)
Holders of the H Shares shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated above by 4:00 p.m. on Friday, 22 May 2009 (if in person or by facsimile) or between Thursday, 14 May 2009 to Friday, 22 May 2009 (if by post).  If proxies are appointed by shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(3)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile.  Upon receipt of such documents, the Company will complete the registration procedures for attending the AGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the AGM as evidence of eligibility to attend the meeting.

4.	Appointing proxies

(1)
Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid. For the holders of the H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, within the same time limit in order for such documents to be valid.

(3) If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H Share register of members of the Company will be closed from Wednesday, 13 May 2009 to Saturday, 13 June 2009, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H Shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Tuesday, 12 May 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited Rooms 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong Telephone: +852 2862 8628 Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

8.	Biographical details of Mr. Liu

Mr. Liu, aged 61, joined the civil aviation industry in Taiwan since 1969.  He has served in China Airlines（台灣中華航空公司）as Airport Manager in Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning respectively in its Corporate Office Taiwan.  He also served as Vice President for Market and Sales in 1993 and Executive Vice President for Commercial since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served as Board Director in Taiwan Mandarin Airlines（台灣華信航空）, Taiwan Far Eastern Air Transport（台灣遠東航空）, Taiwan China Pacific Catering Service（台灣華膳空廚）, Taiwan Taoyuan International Airport Service Company（台灣桃園航勤服務公司）and the Chairman of the Board of Taiwan Air Cargo Terminal（台灣華儲物流公司）.  In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc. a global logistics company as the Chief Operating Officer for Asia Region. Mr. Liu graduated from Taipei’s Shih-Shin University（台灣世新大學）and attended advanced study program in Stanford University in the United States in 1990 and 1993 respectively.

As far as the Board is aware and save as disclosed in the above, Mr. Liu has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this notice, nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this notice, Mr. Liu has not, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Subject to shareholders’ approval of his appointment at the AGM, Mr. Liu will enter into a service contract with the Company for a term that is the same as the fifth session of the Board. The remuneration of Mr. Liu will be determined by the remuneration committee of the Board according to his responsibilities with the Company and prevailing market conditions.

Pursuant to the Articles of Association, Mr. Liu will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Liu which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Proxy Form for the 2008 Annual General Meeting

I/We _____________________________________________________________________(Note 1),“A”/“H” Shares shareholder account number (if applicable): _______________________________,address: __________________________________________________________________(Note 1),hold __________________________________________ “A”/“H” Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the annual general meeting or Mr./Ms. _________________________________________________ of
address: __________________________________________________________________(Note 3), to represent me/us to attend the annual general meeting to be held at Meeting Centre, Shanghai International Airport Hotel （上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 9:30 a.m. on Saturday, 13 June 2009 and any adjournment thereof (the “Annual General Meeting”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the Annual General Meeting (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.
Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

ORDINARY RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.“THAT, to consider and approve the report of the Board for the year 2008.”
2.“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2008.”
3“THAT, to consider and approve the audited financial statements and the auditors’ reports for the year 2008.”

4.“THAT, to consider and approve the Company’s profit distribution proposal for the year 2008.”
ORDINARY RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
5.“THAT, to consider and approve the re-appointments of (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2009 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2009, and to authorise the Board to determine and finalise their remuneration.”

6.“THAT, to consider and approve, the resignation of Mr. Peter Lok as the independent non-executive director of the Company.”
7.“THAT, to consider and approve, the appointment of Mr. Sandy Ke-Yaw Liu 劉克涯先生 as the independent non-executive director of the Company.”
SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
8.“THAT, the proposed amendments to the Articles of Association as set out in Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
9.“THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a) the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“Domestic Shares”) and overseas listed foreign shares (“Foreign Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii) the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and

(iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
(b) for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii) the expiration of the 12-month period following the passing of this special resolution; or

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c) contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

Signature(s): ________________________________(Note 5)                                                                                                                                Date: _______________________

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.
Please delete as appropriate and fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the Annual General Meeting, please delete the words “the chairman of the annual general meeting or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“X”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the Annual General Meeting in order for such documents to be considered valid. For holders of the H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be considered valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the Annual General Meeting, appropriate identification documents must be produced.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ATTENDANCE SLIP

To:  China Eastern Airlines Corporation Limited (the “Company”)

I/We intend to attend the Company’s 2008 annual general meeting to be held at Meeting Centre, Shanghai International Airport Hotel（上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 9:30 a.m. on Saturday, 13 June 2009 personally/by appointing a proxy.

Name
Number of A/H Shares Held	☐
IC/Passport Number	☐
Shareholder’s Number	☐
Correspondence Address	☐
Telephone Number	☐

Signature(s):_____________________________________Date:___________________________Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items (personally/by appointing a proxy), (A/H Shares) and (IC/Passport number(s)), please delete the items as appropriate.

5.
This slip must be completed and signed and be received at the Company’s place of business at No.2550 Hongqiao Road, Shanghai, the People’s Republic of China by 4:00 p.m. on Friday, 22 May 2009 (if in person or by facsimile) or between Thursday, 14 May 2009 to Friday, 22 May 2009 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).